EXHIBIT IV

FOREIGN EXCHANGE

     The capital of Nordic Investment Bank (“NIB” or the “Bank”) is denominated, and its accounts are kept, in Euro as specified in Paragraphs 2 and 9 of the Statutes of NIB. Euro is the currency introduced on January 1, 1999, and adopted by the European Monetary Union (“EMU”) as the unit of account of the institutions of the European Communities (“EC”) as well as the currency of the twelve participating member states of the EMU and the unit of account of the central banks of such member states.

     In connection with European Council Regulation (EC) No. 1103/97, which introduced the Euro as the replacement of European currency units (“ECU”), the Board of Directors of NIB confirmed that the denomination of the capital of NIB as well as the unit of account of NIB were to be expressed in Euro from January 1, 1999, and that any references to amounts expressed in ECU with respect to such capital or the accounts of NIB were to be replaced by references to amounts expressed in Euro at the rate of one Euro to one ECU. Paragraphs 2 and 9 of NIB’s Statutes were amended accordingly as of the same date to reflect such changes. See “Capitalization and Reserves – Authorized Capital Stock”.

     From March 1, 1993, and until the close of business on December 31, 1998, the capital of NIB was denominated, and its accounts were kept, in ECU, units of value defined by NIB in the same manner as the ECU used by the institutions of the EC as specified in paragraphs 2 and 9 of the Statutes of NIB during the same period. For a further description of Euro, including the conversion rates between Euro (“EUR”) and each of NIB’s operating currencies, see “Accounting Principles and Additional Information” in the introduction to the Notes to the Financial Statements included as Exhibit III to this Report on Form 18-K. Unless otherwise specified, year-end data contained herein have been based on the rates presented in the Notes to such Financial Statements.

     From the formation of NIB in 1976 until the close of business on February 28, 1993, NIB’s capital was denominated, and its accounts were kept, in Special Drawing Rights (“SDR”), units of value defined in accordance with the rules of valuation laid down by the International Monetary Fund (the “IMF”). With effect from the opening of business on March 1, 1993, the capital as well as the accounts were changed to ECU.

     The following table sets forth for the dates indicated the ECU/USD exchange rate as published by the Commission of the European Union (the “EU Commission”) and the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that ECU amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 ECU/EUR in USD

2001 (Dec.28th)	0.8813
2000 (Dec.29th)	0.9305
1999	1.0046
1998	1.16675
1997	1.10421

     As published by the ECB on August 30, 2002, 1 EUR was equal to 0.9833 U.S. dollars.

     Unless otherwise specified, amounts in both ECU and Euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 ECU/1 EUR being equal to 0.8813 U.S. dollars, which was the EUR/USD exchange rate at December 28, 2001, as set forth in the above table.

     Unless otherwise specified, SDR amounts contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 SDR being equal to 1.25562 U.S. dollars, which was the SDR/USD exchange rate at December 28, 2001. As used herein, the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

     Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding.

INTRODUCTION

Nordic Investment Bank

     NIB was established as an international financial institution to provide medium and long-term loans and guarantees pursuant to the agreement regarding the establishment of the Nordic Investment Bank (the “Establishing Agreement”), which was signed on December 4, 1975. Signatories of the Establishing Agreement are the Kingdom of Denmark, the Republic of Finland, the Republic of Iceland, the Kingdom of Norway and the Kingdom of Sweden (the “Member countries” or the “Nordic countries”).

     The Establishing Agreement and the Statutes of NIB (the “Statutes”) became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.

     On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “Novation Agreement”). Such Novation Agreement came into force on July 18, 1999, after final ratification in each of the Member countries. The Establishing Agreement ceased to be effective on the same date. NIB is governed by the provisions of the Novation Agreement and the Statutes as amended from time to time.

     The Novation Agreement does not change the legal framework of NIB, but further enhances NIB’s status as an international financial institution. To that effect, the Novation Agreement contains among other things provisions regarding tax treatment, privileges and certain immunities. Although prior to the Novation Agreement NIB did have certain tax exemptions, the Novation Agreement provides NIB the privileges and immunities common to other multilateral financial institutions (“MFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgement remedies and broad tax exemptions. For further information in this regard, see “Legal Status”.

     The basic purpose of NIB is to contribute to the strengthening and further development of the co-operation among the Nordic countries by granting medium and long-term loans and loan guarantees for the financing of investment projects of common interest to the Nordic countries and the countries receiving such loans from NIB. In conducting its operations, NIB cooperates with other Nordic credit institutions as well as with public authorities and private institutions in each of the Nordic countries, with other MFIs and international banks. The purpose of this cooperation is among other things to increase the ability of NIB to finance projects carried out by small and medium-sized companies. NIB represents one aspect of a tradition of cooperation among governments, organizations, companies and individuals in the Nordic countries stemming from their common heritage and geographic proximity. See “Nordic Cooperation”.

     At December 31, 2001, NIB had loan commitments totalling EUR 11,194.2 million ($9,865.5 million), of which EUR 10,066.9 million ($8,871.9 million) was outstanding, and had issued guarantees totalling EUR 32.6 million ($28.7 million). A “loan commitment” comes into being upon execution of a loan agreement; thereafter, the amount of the loan that has been disbursed, net of repayments, is referred to as “outstanding”. For a breakdown of NIB’s outstanding loans and guarantees, see “Operations of NIB – Loans Outstanding”.

     Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees. Protection for NIB’s loans takes the form of governmental or bank guarantees, specific security or negative pledge provisions and other financial covenants. At December 31, 2001, 6.1% of NIB’s outstanding loans were directly to or guaranteed by Member countries or local authorities therein, and an additional 29.7% were to or guaranteed by other countries (including emerging market countries), banks and companies 50% or more owned by Member countries. Other than 0.6% of the outstanding loans, the remainder had some form of protection through collateral, corporate or other guarantees or covenants. Not included in these figures is the Bank’s Project Investment Loan (PIL) Program, under which the Member countries guarantee 90% of each loan’s value, up to a program aggregate of EUR 1,800.0 million (of total outstanding of EUR 2,284.6 million on December 31, 2001)1. For a description of the general policies followed in NIB’s lending activities, see “Operations of NIB – Loan Policy”.

     NIB finances its operations from borrowings in the international markets and the domestic capital markets of Nordic and other countries, from internally generated funds and from the capital paid in by the Member countries. See “Capitalization and Reserves”, “Funded Debt” and “Borrowing Programs and Liquidity Management”.

     NIB’s principal offices are located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FIN-00171 Helsinki, Finland). Its telephone number is +358-9-18001 and its internet address is http://www.nib.int/.

Nordic Cooperation

     Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and harmonization of legal systems. The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

     Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the

[1] The segment information and currency distributions in this Exhibit IV to NIB’s annual report on Form 18-K are presented exclusive of IAS 39 value adjustments.

European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union established the European Economic Sphere (“EES”), a free trade zone in Europe, effective January 1, 1994.

     Effective January 1, 1995, Finland and Sweden became members of the European Union (“EU”), leaving Norway and Iceland as the only Nordic countries that presently are members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the EMU although Denmark and Sweden as member countries of EU may join at a later stage.

     Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Nordic countries are jointly represented in the IMF, the International Bank for Reconstruction and Development (the “World Bank”) and other international organizations.

     The most important formal basis for Nordic cooperation is the Treaty of Cooperation among the Nordic countries, also known as the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Member country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Member countries, subject to parliamentary approval in certain matters. Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of NIB.

     On September 15, 1981, the Nordic Council of Ministers approved a program to promote Nordic cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, includes directives to Nordic export promotion agencies for cooperation in the gathering and dissemination of information and in the financing of projects. One major element of the program was the creation of a joint Nordic financing facility to grant loans and issue loan guarantees (“project investment loans”) under the program. The facility became effective on July 1, 1982, and is administered by NIB. See “Operations of NIB”.

     On May 19, 1988, the Nordic Council of Ministers decided upon the establishment of the Nordic Development Fund (“NDF”) for the purpose of financing projects of Nordic interest on concessional terms in developing countries. The agreement regarding the establishment of NDF was signed by the Nordic countries on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is administered in close cooperation with NIB, but is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are direct owners of NDF. NDF credits are granted primarily to low- and lower-middle-income countries and initially only in combination with financing from other MFIs, including NIB.

     On March 2, 1990, the Nordic Council of Ministers decided upon the establishment of the Nordic Environment Finance Corporation (“NEFCO”) for the purpose of promoting investments of Nordic environmental interest in Eastern and Central Europe. The agreement regarding the establishment of NEFCO was signed by the Nordic countries on the same day, and NEFCO commenced operations in October of 1990. NEFCO is administered in close cooperation with NIB, but is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are direct owners of NEFCO. NEFCO financing is carried out through equity capital investments in, or venture capital loans to, joint ventures between local and Nordic companies, e.g. for the production of environmental equipment.

     On March 4, 1992, the Nordic Council of Ministers approved (with the consent of the Baltic countries) a multilateral program to promote investments in the three Baltic countries, namely Estonia, Latvia and Lithuania (the “Baltic Investment Program”). The program, which initially ran until July 1, 1995 was later extended until the end of 1999. The program consisted of financial and technical assistance for small and medium-sized enterprises and the establishment of a national investment bank in each of the three Baltic countries. The program was administered by NIB, the European Bank for Reconstruction and Development and the Nordic Project Fund. See “Operations of NIB”.

     In August 1996, the Nordic Prime Ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility” or “MIL”) to finance environmental investments in the region neighbouring the Nordic countries. The facility, which is administered by NIB, comprises loans and guarantees to governments, governmental agencies and public institutions, as well as private companies, in order to finance investments aimed at protecting the environment and reducing cross border pollution in the region neighbouring the Nordic countries. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. See “Operations of NIB”.

     In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organizations NDF and NEFCO should be revised to reflect their status as international organisations. As mentioned above, a new agreement in relation to NIB was signed on October 23, 1998. In relation to NDF and NEFCO, new agreements were signed on November 9, 1998, November 6, 1998, respectively.

     In conjunction with Sweden’s Presidency of the European Union during 2001, NIB initiated an environmental partnership within the Northern Dimension – The Northern Dimension Environmental Partnership (“NDEP”), aimed at strengthening cooperation between the European Commission, international financial institutions and, above all, Russia, to solve urgent environmental problems within the Northern Dimension area of the European Union. The NDEP is primarily focused on promoting significant environmental projects for the achievement of sustainable solutions in the fields of wastewater treatment, waste management and energy supply, all of which are major sources of cross-border pollution.

Statutory Purposes

     The Novation Agreement and the Statutes provide that the purpose of NIB is to make loans and give guarantees for the financing of investment projects and exports, which are of common interest to the Nordic countries and other countries which receive such loans. Under the Statutes, the operations of NIB are to be conducted in accordance with sound banking principles, taking into account socio-economic considerations. NIB is to aim for a profit in its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital.

CAPITALIZATION AND RESERVES

     The following table sets forth the capitalization of NIB at December 31, 2001. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2001, and the Notes thereto included as Exhibit III to this Report on Form 18-K.

	Outstanding at December 31, 2001
	millions of	millions of
	EUR	USD

Funded Debt(1)	12,298.0	10,838.2
	millions of Euro	millions of USD
Equity:

Subscribed	4,000.0	3,525.2
Available for call	(3,595.7)	(3,168.9)
Paid-in capital			404.3	356.3
Statutory Reserve			553.9	488.2
Credit Risk Reserve			327.0	288.2
Loan Loss Reserve (PIL)			98.2	86.5
HIPC Initiative Reserve			4.0	3.5
Appropriation to dividend payment			39.0	34.4
Other value adjustments according to IAS 39			14.0	12.3

Total equity			1,440.4	1,269.4
Total Capitalization			13,738.4	12,107.6

(1)	Between January 1, 2002 and August 31, 2002, the Bank incurred borrowings equivalent to approximately EUR 1,679.3 million ($1,651.2 million*).
*	Translated at the EUR/USD exchange rate at August 30, 2002.

Authorized Capital Stock

     The Nordic Council of Ministers can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision requires the approval of the parliament in each of the Member countries.

     The authorized capital stock of the Bank, which was initially SDR 400.0 million ($502.2 million), was increased to SDR 800.0 million ($1,004.5 million) effective January 2, 1984, was further increased to SDR 1,600.0 million ($2,009.0 million) effective August 1, 1987, and again to SDR 2,400.0 million ($3,013.5 million) effective April 1, 1993. Effective March 1, 1993, NIB’s authorized capital stock was redenominated in ECU, at which time it amounted to ECU 1,872.4 million ($1,650.2 million). Following the April 1, 1993, increase, NIB’s authorized capital stock amounted to ECU 2,808.6 million ($2,475.2 million) until it was increased again with effect from January 1, 1999, to EUR 4,000.0 million ($3,525.2 million). At the same time, the authorized capital stock of the Bank as well as the unit of account of the Bank was redenominated to Euro. In conformity with the European Council Regulation (EC) No 1103/97, the Board of Directors of the Bank adopted the rate of one Euro to one ECU for such redenomination.

     The authorized capital stock of NIB has been fully subscribed by the Member countries as follows:

	Millions of EUR	Millions of USD	Percentage of total

Denmark	881.1	776.5	22.0%
Finland	765.8	674.9	19.2%
Iceland	38.6	34.0	1.0%
Norway	793.1	699.0	19.8%
Sweden	1,521.4	1,340.8	38.0%

Total	4,000.0	3,525.2	100.0%

     Subscriptions by the Member countries to any future increases in capital stock will be made according to the allocation system for joint Nordic financing in effect at the time of the subscription, which is based on the Member countries’ respective gross national income. No adjustments will then be made with respect to capital already subscribed.

Paid-in Capital and Callable Capital

     The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of EUR 4,000.0 million ($3,525.2 million), the paid-in portion was EUR 404.3 million ($356.3 million) at December 31, 2001. The paid-in capital equals approximately 10.1% of the total authorized capital stock of the Bank.

     All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

     In view of NIB’s character as an institution for regional cooperation, there are no provisions in the Novation Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the Novation Agreement, the Novation Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

Reserves

     Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Nordic Council of Ministers, acting upon the proposal of the Board of Directors of

NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.

     After allocation of EUR 23.3 million ($20.5 million) of the profit from fiscal year 2001 to the Statutory Reserve, the Statutory Reserve amounts to EUR 554.0 million ($488.2 million) or 13.8% of the Bank’s authorized capital.

     NIB has annually allocated a portion of each year’s profit as a general credit risk reserve (the “Credit Risk Reserve”) for unidentified risks in the Bank’s operations. At December 31, 2001, the Credit Risk Reserve amounted to EUR 327.0 million ($288.2 million). The Credit Risk Reserve is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. For further information in this regard, please see “Financial Policies and Risk Management” below. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. In addition, as required by paragraph 6A of the Statutes, the Bank has established a separate loan loss reserve to be used exclusively for any future project investment loan losses (the “Loan Loss Reserve (PIL)”). At December 31, 2001, the Loan Loss Reserve (PIL) amounted to EUR 98.2 million ($86.5 million).

     The Bank has paid EUR 39.0 million ($34.4 million) of the profit from fiscal year 2001 in dividends to the Member countries.

FUNDED DEBT

     The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2001. The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IAS 39 principle on hedge accounting. (1)

Currency of Borrowing	Millions of EUR	Millions of USD

Pounds sterling	2,773.2	2,444.0
Japanese yen	2.182.2	1,923.2
U.S. dollars	1,643.2	1,448.2
Euro	1,376.5	1,213.1
Hong Kong dollars	1,087.6	958.5
Swedish kronor	713.0	628.4
New Taiwan dollars	596.6	525.8
Danish kroner	499.2	439.9
Norwegian kroner	332.9	293.4
Singapore dollars	213.5	188.2
South African rand	52.5	46.3
Polish zloty	35.7	31.5
Slovak koruna	34.9	30.8
Australian dollars	31.8	28.0
Latvian lat	18.0	15.9
Czech korunas	15.6	13.7
Estonian kroon	9.6	8.5

Total	11,616.0	10,237.4
IAS 39 value adjustments	682.0	601.1
Total, borrowings outstanding	12,298.0	10,838.3

(1) See also Notes 13 and 19 to the Financial Statements included as Exhibit III to this Report on Form 18-K.

     Between January 1, 2002, and August 31, 2002, NIB borrowed EUR 1,679.3 million ($1,651.2 million) in the following currencies: (2)

Currency of Borrowing	Millions of EUR	Millions of USD

Japanese yen	663.4	652.3
U.S. dollars	279.4	274.7
New Taiwan dollars	160.0	157.3
Euro	155.0	152.4
Hong Kong dollars	146.6	144.2
Australian dollars	103.8	102.1
Swedish kronor	44.1	43.4
Canadian dollars	36.6	36.0
Icelandic kronur	34.7	34.1
South African rand	16.3	16.0

Capitalisation of previous borrowing transactions	39.4	38.7

Total	1,679.3	1,651.2

(2)	Amounts converted into Euro at the following August 30, 2002, exchange rates: 1 EUR = 0.9833 U.S. Dollars; 116.35 Japanese yen; 33.634413 New Taiwan dollars; 7.6697 Hong Kong dollars; 1.7800 Australian dollars; 9.1731 Swedish kronor; 1.5315 Canadian dollars; 86.42 Icelandic kronur and 10.3344 South African rand.

     Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2001, and August 31, 2002, are included as Exhibits I and V, respectively, to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

     There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

BORROWING PROGRAMS AND LIQUIDITY MANAGEMENT

     NIB adheres to a global, diversified borrowing strategy, based on choosing the capital markets, borrowing structures and instruments that enable the Bank to keep its financing costs at as low a level as possible, while at the same time allowing it to ensure continual access to stable sources of financing. Already in 1986, NIB launched one of the first “global” medium-term note programs in the market covering both the U.S. domestic market and the European capital market. In 1992 NIB decided to replace its global program by two separate programs, a U.S. domestic medium-term note program and a general program for the issuance of debt instruments mainly in the European capital market (the “EMTN-program”). The U.S. domestic medium-term note program, with a ceiling of USD 600.0 million, was established in January 1993. NIB intends to increase the ceiling of this program to USD 3,000.0 million. The EMTN-program was established in June 1992 and is listed on the London Stock Exchange. A large portion of NIB’s medium- and long-term borrowing is conducted under this program, which currently has a ceiling of EUR 15,000.0 million.

     The EMTN-program is not exclusively tailored for issues placed in Europe but can also be used for issues placed outside of Europe, subject to local regulatory requirements. The program also enables NIB to arrange structured transactions.

     In 1996, NIB established a domestic Swedish medium-term note program with a ceiling of SEK 4,000.0 million ($380.0 million), which was increased to SEK 8,000.0 million ($760.0 million) in 1998(1).

     In addition, in 1999 NIB also established a domestic Australian dollar medium-term note program with a ceiling of AUD 2,000.0 million ($1,021.0 million)(1).

     During 2001 NIB borrowed EUR 2,099.3 million ($1,850.1 million) by means of 46 transactions in nine different currencies. EUR 1,830.4 million ($1,613.1 million) of this total came from 44 transactions under the EMTN-program. Eleven transactions under this program were listed on the London Stock Exchange and one was also listed on the Luxembourg Stock Exchange. The average maturity for NIB’s 2001 borrowing operations is 10.3 years, compared with 8.6 years in 2000.

     For the year 2002, the Board has authorized the Bank to raise medium- and long-term borrowing up to EUR 4,000.0 million ($3,525.2 million).

     Due to investor demand and in order to reduce its costs of borrowing, the Bank frequently enters into structured borrowing transactions in which the interest rate and repayment schedule can be tied to developments in, for example, interest rates, exchange rates, or share indexes. These transactions are all hedged by swaps or other hedging transactions with a structure corresponding to the structure in the borrowing transaction designed to eliminate the market exposure to these variables. (The Bank manages the credit risks posed by the counterparties to these transactions as described below under “Financial Policies and Risk Management.”) After such hedges the Bank’s interest payment exposures are limited to floating rate fixings. Unless a fixed rate borrowing is matched with a corresponding lending transaction such fixed rate borrowing is also swapped into floating rate.

     As noted below under “Financial Policies and Risk Management” the Bank has established financial guidelines, which stipulate that all kinds of risk should be kept under strict control. In accordance therewith, the Bank utilizes both interest rate and currency swaps and other derivatives, primarily futures and forward contracts, in connection with its borrowing, lending and investment of liquid funds, in order to keep its foreign currency and interest rate risk within established limits. As of December 31, 2001, the Bank had outstanding currency swaps with a gross receivable book value of EUR 10,390.0 million ($9,156.7 million) and a gross payable book value of EUR 10,927.0 million ($9,630.0 million). The Bank had outstanding interest rate swaps totalling EUR 5,432.0 million ($4,787.2 million) in notional amount. The Bank’s total credit exposure that would result from non-payment in the future by swap counterparties, calculated at year-end in accordance with prevailing market quotations, amounted to EUR 904.0 million ($796.7 million) at December 31, 2001. This amount corresponds to the total estimated cost of entering into new swaps to replace any swaps under which the Bank might suffer a loss in the event a swap counterparty should fail to make the relevant payment.

     NIB has had a commercial paper program in the U.S. market since 1980 and in the Euro market since 1987. In addition, NIB obtains short-term funds in the interbank market through deposits. These deposits are undertaken in most of the currencies listed under “Funded Debt” above. For the year 2002, the Board has authorized the Bank to raise short- term funding provided that the outstanding amount at any time does not exceed EUR 1,000.0 million ($881.3 million).

[1] At the exchange rate of 1 SEK = USD 0.0950 and 1 AUD = USD 0.5105 as of December 28, 2001.

     The amounts of medium-term notes issued under the programs referred to above are set forth in Note 13 to the Financial Statements. There was no need to issue notes under the Commercial Paper programs in 2001 and NIB had no borrowings outstanding under the programs at year-end, which was also the case at year-end 2000. The figures for the interbank market were EUR 254.4 million ($224.2 million) at year-end 2001, compared with EUR 228.0 million at year-end 2000.

     NIB’s goal is to continuously maintain a sufficient amount of liquidity to give the Bank flexibility in carrying out its borrowing program. In general, NIB strives to achieve a level of net liquidity that corresponds to its liquidity needs for twelve months. This enables the Bank to avoid accessing capital markets for borrowing during times of unfavorable market conditions. Using the International Accounting Standard’s (IAS) method of calculation, the Bank’s net liquidity amounted to EUR 2,641.0 million ($2,327.5 million) at December 31, 2001, compared with EUR 2,913.0 million ($2,567.2 million) at December 31, 2000. The solidity ratio was 9.6% at December 31, 2001, and was also 9.6% at December 31, 2000.

     NIB’s liquidity is primarily placed in U.S. dollars and Euro at variable interest rates. The U.S. dollar constituted 47% and the Euro 46% of the Bank’s liquidity at December 31, 2001. The remaining 7% was placed in Nordic currencies. The Bank’s liquid assets are placed in the short-term market, using several different money market instruments. These consist of deposits, floating rate notes (FRN), asset-backed securities and asset swaps. In 2001, NIB launched a project whereby external asset management firms can have responsibility for managing a minor part of the Bank’s liquidity portfolio.

     NIB’s equity in the form of paid-in capital and reserves rose during 2001 from EUR 1,325.9 million ($1,168.5 million) to EUR 1,440.5 million ($1,269.5 million). Profits for the year amounted to EUR 130.7 million ($115.2 million). NIB has paid EUR 39.0 million ($34.4 million) in dividends to its Member countries out of profits for 2001.

     NIB strives to achieve a stable return on its equity. The Bank invests an amount corresponding to its equity in a separate interest-bearing securities portfolio, which is composed mostly of fixed and floating rate securities but which also includes some derivative financial instruments, primarily financial futures contracts.1 NIB refers to this as its EUR fixed income portfolio. The return on this portfolio is an important contributor to NIB’s total profits. For accounting purposes, this portfolio is divided into one portfolio of securities (the investment portfolio), consisting of securities that are anticipated to be held until maturity, and another portfolio, a mark-to-market portfolio (the trading portfolio), which consists of securities that can be bought and sold continuously, based on an assessment of market developments. The distribution between the portfolios was 68% of total placements in the investment portfolio and 32% in the trading portfolio at year-end 2001.

FINANCIAL POLICIES AND RISK MANAGEMENT

     In March 1996, an independent risk management unit was established as a result of a thorough review and audit of the Bank’s financial guidelines and risk management methods.

     The Bank’s financial guidelines stipulate that all kinds of risk (including interest rate risk, foreign exchange risk and counterparty risk) should be kept under strict control. In accordance with the Statutes of the Bank, NIB is particularly careful to protect itself against foreign exchange risk. Such

[1] For further information in this regard, please see “Financial Policies and Risk Management”.

     risk is controlled on a daily basis and is kept within very narrow limits set by the Board of Directors of the Bank.

     In addition, the Board of Directors of the Bank has set up maximum limits for the interest rate risk the Bank may take excluding the EUR fixed income portfolio, which is monitored separately. NIB’s exposure is calculated by measuring how much an interest rate change of one percent would affect the Bank’s net interest income over time (gap analysis). The limits, which are set for each individual currency as well as for the Bank as a whole, are adjusted annually, and are expressed as percentages of the Bank’s equity, meaning that the net interest income effect of the hypothetical one percent change across the portfolio may not exceed the stated percentage of the Bank’s equity. The total limit is fixed at 2% of NIB’s equity, which currently corresponds to approximately EUR 28.0 million ($24.7 million). Total interest rate risk exposure at December 31, 2001, was EUR 5.2 million ($4.6 million).1

     In addition to using gap analysis, NIB has another limit system designed to ensure efficient management of the maturity profile of assets and liabilities. The exposure is calculated by measuring how much a 0.1 percentage point change in the margin on an asset or liability can affect the Bank’s net interest income over time. The limit is established for the Bank as a whole, and is now set at EUR 14.0 million ($12.3 million), which is about 1% of the Bank’s equity. NIB’s total exposure at year-end was about 99.5% of the total limit. In addition to this sensitivity analysis, a EUR 1,000.0 million ($881.3 million) ceiling has been established to limit the difference in the cash flow between assets and liabilities in the course of any given year. This serves to prevent a large concentration of refinancing or reinvestment needs in the capital markets in a single year.

     In order to meet these limits, NIB monitors interest rate fluctuations and other risks associated with its operations on an ongoing basis. NIB also uses various types of derivative instruments such as interest rate and currency swaps, forward contracts, futures contracts, forward rate agreements and options, primarily to protect itself against the market risk arising from the Bank’s fixed interest borrowing and lending transactions.

     For the EUR fixed income portfolio, interest-rate risk limits have been established and are expressed as a combination of modified duration and value-at-risk (VAR) limits. The modified duration for the investment portfolio is to be between 3.0 and 5.5 years and between 0.5 and 3.5 years for the trading portfolio. The VAR-limit for the trading portfolio is 0.3% per day based on a confidence level of 95% and a holding period of one day. The Bank’s profits in relation to average equity was 9.5% in 2001, compared with 10.3% in 2000.

     As noted above, NIB is required under the Statutes to obtain adequate security for its loans. NIB’s internal, unified risk classification system serves to further improve the evaluation and monitoring of the credit risk in the Bank’s lending operations as well as counterparty credit risk in its treasury activities. The system consists of categories on a scale ranking from 1 to 10, of which 1 represents the least risk and 10 represents the most risk. The Bank also has strict rules regarding exposure to individual borrowers and composition of the portfolio. For further information in this regard, see “Operations of NIB – Loan Policy”.

[1] The corresponding figures for the previous three financial years were as follows: 2000, EUR 2.9 million ($2.6 million); 1999, EUR 3.3 million ($2.9 million); and 1998, EUR 2.2 million ($1.9 million).

     The Bank accepts only counterparties of high credit standing for its treasury operations, and is therefore continuously evaluating the creditworthiness of existing and potential counterparties. To this end, NIB’s Board of Directors sets limits for each individual counterparty. These limits are adjusted annually on the basis of the size of NIB’s equity. The Board of Directors of the Bank is also continuously involved in approving changes to limits based on changes in counterparties’ creditworthiness and economic position.

     In managing its exposure under derivative instruments, particularly swaps, NIB utilizes a system that permits precise monitoring of the market value of each individual swap and, as a result, NIB’s exposure vis-a-vis its swap counterparties. In addition to calculating the current market value for each individual transaction entered into, the potential risk exposure for each such transaction is also calculated. The calculation of this potential risk is made in a manner more conservative than would be required under the 1988 Capital Accord by the Basel Committee on Banking Supervision. NIB uses a calculation system similar to that of the Basel Committee but with more stringent thresholds.

     When the Bank enters into mark-to-market contracts with counterparties to reduce counterparty risk, potential credit exposure is not calculated since the swaps are revalued regularly. In these cases, the exposure that is not covered by a margin of posted collateral, or the unmargined exposure, is limited depending on the quality of the counterparty. For a counterparty with a long limit, the unmargined exposure cannot exceed 75% of the counterparty’s total limit. For a counterparty without a long limit, the unmargined exposure cannot exceed 50% of the total limit. As a rule, the unmargined exposure (i.e. the threshold amount) is set at USD 125.0 million for triple-A rated counterparties and falls to zero for counterparties with a rating in the lowest single-A category.

     In 1998, in connection with the introduction of the Euro, the Bank reviewed all contracts involving any amount denominated in ECU as well as all contracts involving any amount denominated in any of the so-called “legacy currencies”, each of which has been replaced by the Euro as the legal currency, in the respective participating member country of the EMU. Such review has been made in order to ascertain that the governing law of each such contract upholds the principles of continuity of contract under these circumstances.

     For a description of the risk measures regarding the Bank’s lending operations, see “Operations of NIB – Loan Policy”.

OPERATIONS OF NIB

Loan Policy

     NIB’s basic lending objective is to provide funds for eligible projects as determined by the Bank in accordance with the Statutes on a case-by-case basis. NIB works towards closer economic integration between its Member countries. Each eligible project must be assessed as being economically, financially, technically and environmentally viable. Each eligible project must also further the objectives established by the governments of the Nordic countries and, in the case of investments outside of the Nordic countries, the development objectives of the recipient country. Furthermore, in the case of NIB’s international lending, an agreement is required regarding each recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the municipal law of the country in question as well as recognition of NIB’s status as a MFI.

     In connection with its special lending programs, the Bank follows a policy similar to that of other multilateral financial institutions as regards the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt reschedulings of national debt. NIB does participate in the HIPC-initiative (Heavily Indebted Poor Countries) as do other MFI’s. For this purpose the Bank has reserved EUR 4.0 million ($3.5 million).

     The requirement that NIB’s lending further Nordic objectives is not strictly defined but is evaluated in each case on its merits. Initially this meant that the project in question was in the interest of two or more of the Nordic countries. Examples include cooperation in industrial and infrastructure investments. This cooperation can take the form of supply of capital goods or services to the project or sponsorship thereto or responsibility for operations and maintenance of the plant after completion.

     Over the years, NIB has adapted its activity to the developments in the policies of the Member countries. Currently, projects in certain areas, both geographical and sectoral, will qualify as furthering Nordic objectives, even if the project is connected to only one Nordic country. These projects include investments that improve the quality of the environment, financing of infrastructure investments, investments in corporate research and development and investments in the neighbouring areas. Projects in neighbouring areas which have a positive impact on the environment in the Nordic countries or which strengthen infrastructure links between the Nordic countries and neighbouring areas and in the Small and Medium-sized Enterprises (“SME”) sector are also eligible for financing even if a Nordic country is not directly involved.

     There are no specific requirements that NIB favor particular industries, economic sectors or countries as potential recipients, and there is no specified limit on the aggregate amount of loans that may be made to borrowers from a particular Nordic country. Loans may be granted for both governmental and private projects. A loan will not be made, nor a guarantee provided, if it is opposed by the government of the country in which the related project is located.

     The operations of NIB are to be conducted in accordance with sound banking principles and loans and guarantees are to be granted on commercial banking terms.

     Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk category is then determined for each loan.

     The Board of Directors of NIB has decided that the maximum amount of investment loans granted for a single project generally should not exceed 50% of the total cost of the project and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s paid-in capital and general reserves. This 20% limit is not applicable for loans under special lending programs or if the loans are secured by a guarantee from any of the Member countries. In contrast, the 20% limit is reduced in the case of less creditworthy borrowers.

     The table below shows NIB’s 10 largest exposures under its general loan and guarantee authorization at December 31, 2001, calculated as a percentage of a) total amount outstanding under the authorization and b) the paid-in capital and general reserves of the Bank.

Rank	% of total amount outstanding	% of the paid-in capital and general reserves

1	3.1	18.5
2	3.0	18.1
3	2.8	17.2
4	2.4	14.2
5	2.0	12.3
6	2.0	12.1
7	2.0	12.0
8	1.9	11.7
9	1.7	10.2
10	1.7	10.0

     The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL loans and of project lending of the borrowing countries by setting a country limit related to the size and credit standing of the host country. The highest limit is currently EUR 480.0 million. In addition, the size of project lending not guaranteed by the host country is limited to a maximum of 25% of the project’s costs. For information about NIB’s exposure under the PIL-facility, see “International Lending – Project Investment Loans”.

     As noted above, NIB is required under the Statutes to protect itself against exchange risks. NIB’s general policy is to grant loans in the same currencies in which it borrows and not to convert funds obtained by it into other currencies without appropriate forward exchange risk coverage. Loans may be denominated in more than one currency and, although disbursements may be made in other currencies, must be repaid in the currencies in which they are denominated.

     In 2000, NIB further enhanced and improved its systems in order to control and measure the matching of the maturities of its loans to those of its borrowings. In this connection, the Board of Directors approved conservative limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks in its balance sheet. For further information in this regard, see “Financial Policies and Risk Management”

     The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate financing.

     NIB’s loans are made at both fixed and floating rates of interest, but in either case the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order for NIB to be compensated for maintaining sufficient liquidity and to accommodate its borrower’s loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments.

Ordinary loans

     Previously NIB’s ceiling for ordinary lending amounted to 250% of its authorized capital stock. In 2001, the Bank’s owners adopted a resolution to amend its Statutes by expanding the basis for calculating the Bank’s maximum ceiling for its ordinary lending. This basis now not only consists of NIB’s authorized capital, but in addition, its accumulated, unallocated reserves (the Statutory Reserve and the Credit Risk Reserve). This amendment to the Statutes increases the Bank’s ordinary lending capacity from EUR 10,000 million ($8,813.0 million) to EUR 12,202 million ($10,753.6 million) as of December 31, 2001. See “Capitalization and Reserves – Authorized Capital Stock”. At December 31, 2001, outstanding loans (other than project investment loans, Baltic investment loans and environmental investment loans, which are described below and outside the scope of the general loan authorization for ordinary lending) amounted to the equivalent of EUR 7,723.4 million ($6,806.6 million) and issued guarantees amounted to the equivalent of EUR 32.6 million ($28.7 million), which together represented 158.2% of the Bank’s authorized capital stock and accumulated, unallocated reserves as of December 31, 2001.

Special lending programs

     In addition, NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility up to a maximum aggregate amount of EUR 3,300 million ($2,908.3 million). At December 31, 2001, outstanding project investment loans amounted to EUR 2,284.6 million ($2,013.4 million). No guarantee was issued under this facility.

     Under the Baltic investment loans (“BIL”) facility, the Bank was authorized to make special investment loans and guarantees up to a maximum amount of EUR 60.0 million ($52.9 million). This facility expired at the end of 1999. At December 31, 2001, outstanding Baltic investment loans amounted to EUR 27.7 million ($24.4 million). No guarantee was issued under this facility.

     Under the environmental investment loans facility (“MIL”), effective from August 28, 1997, the Bank may make investment loans and guarantees up to a maximum amount of EUR 100.0 million ($88.1 million) to finance projects to improve the environment and reduce pollution in the Nordic and neighbouring regions. Outstanding environmental investment loans were re-allocated from the MIL facility to the PIL facility during 2001. As a result of the re-allocation, only EUR 0.1 million ($0.1 million) was outstanding at December 31, 2001. No guarantee was issued under this facility.

     For a further description of the special lending programs, see “Operations of NIB – International Lending”.

     Although a majority of the Bank’s loans have been made for projects located in the Nordic countries, an increasing number of loans are being made for projects located elsewhere. NIB’s lending within the Nordic countries can be grouped into two categories – investment loans and regional loans. NIB’s international lending includes the special lending programs and other international investment loans.

Nordic Lending

     The Bank’s Nordic lending comprises investment loans, regional loans and loan guarantees. At December 31, 2001, investment loan and regional loan commitments totalled EUR 7,987.5 million ($7,039.4 million), of which EUR 7,723.4 million ($6,806.6 million) was outstanding. At December 31, 2001, NIB had issued Nordic guarantees totalling EUR 32.6 million ($28.7 million).

Investment Loans

     Investment projects which benefit one or more of the Nordic countries, and in which at least two Nordic countries make a major contribution, are generally eligible for investment loans. In addition, NIB may grant investment loans for projects situated outside the Nordic region if either the security for the project is provided by a Nordic participant or the borrower is located in one of the Nordic countries. For more information on eligibility for investment loans, see “Operations of NIB – Loan Policy”.

     At December 31, 2001, NIB had investment loan commitments totalling EUR 7,854.3 million ($6,922.0 million), of which EUR 7,590.2 million ($6,689.2 million) was outstanding.

Regional Loans

     Since June 1980, NIB has made loans to national regional credit institutions in the Member countries that have been designated as eligible loan recipients by the Nordic Council of Ministers. The loans are on-lent by the recipients to investment projects in development regions within the Member countries pursuant to a program for Nordic regional cooperation adopted by the Nordic Council of Ministers. The facility is limited to 5% of the ceiling for ordinary lending, and currently amounts to EUR 610.1 million ($537.7 million). At December 31, 2001, NIB had commitments for 14 regional loans totalling EUR 133.3 million ($117.5 million), all of which were outstanding.

     The table below shows the number, principal amount and percentage distribution of investment loans and regional loans outstanding as well as issued guarantees at December 31, 2001, allocated by country according to the domicile of the borrower’s group headquarters.

Loans	Number of Loans	Percentage	Amount (millions of EUR)	Percentage	Amount (millions of USD)

Denmark	74	14.4%	1,099.4	14.2%	968.9
Investment Loans	74		1,099.4
Regional Loans	0		0.0
Finland	162	31.5%	2,153.9	27.7%	1,898.2
Investment Loans	158		2,083.3
Regional Loans	4		70.6
Iceland	107	20.8%	610.2	7.9%	537.8
Investment Loans	97		547.5
Regional Loans	10		62.7
Norway	48	9.3%	1,083.3	14.0%	954.7
Investment Loans	48		1,083.3
Regional Loans	0		0.0
Sweden	120	23.4%	2,776.6	35.8%	2,447.0
Investment Loans	120		2,776.6
Regional Loans	0		0.0

Total Loans*	511	99.4%	7,723.4	99.6%	6,806.6

Guarantees:
Finland	1	0.2%	25.0	0.3%	22.1
Sweden	2	0.4%	7.6	0.1%	6.7
Total Guarantees	3	0.6%	32.6	0.4%	28.8

Total Loans and Guarantees*	514	100.0%	7,756.0	100.0%	6,835.4

* May differ from the sum of individual figures shown elsewhere due to rounding.

International Lending

     As noted above, the Bank’s international lending comprises the special lending programs PIL, BIL and MIL and other international investment loans. At December 31, 2001, commitments for such loans aggregated EUR 3,206.7 million ($2,826.1 million), of which EUR 2,312.4 million ($2,037.9 million) was outstanding. At December 31, 2001, there were no guarantees for outstanding projects outside the Nordic region.

Project Investment Loans (PIL)

     PIL loans and guarantees are intended to finance projects in growth markets of Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Nordic countries and the recipient countries. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. A majority of such loans are made to governments or against government guarantees. Such loans can also be made for infrastructure projects in recipient countries without a direct guarantee from the government if the projects are supported by long-term indirect undertakings by the government of such country. Projects may be co-financed with the World Bank, other multilateral and bilateral institutions as well as commercial banks.

     The authorization for this program is set in absolute terms in the Statutes as EUR 3,300.0 million ($2,908.3 million). Each PIL loan is guaranteed on an individual basis by the Member countries for 90% of its principal amount plus interest up to an aggregate amount of EUR 1,800.0 ($1,586.3 million), or 54.5 % of the total program. The effect of this is that NIB bears the full risk of loss on all loans under the facility once the ceiling of EUR 1,800.0 million, in aggregate amount of losses associated with defaulted obligations, has been reached. It is within the powers of the Board of Directors to designate which loans and guarantees should be included in this program at any given time. It is also the Board of Directors who decides to call on the Member country guarantees in the case of defaulted obligations. Since the inception of the program in 1982 no such calls have been made. The authorization for the program has been increased several times. Based on the good track record of the program, the latest increase, effective January 1, 1999, was made without increasing the Member country guarantees, thereby significantly reducing the overall guarantee support to the current 54.5 % of the total facility. NIB expects that this trend toward NIB bearing an increasing portion of the credit risk on the PIL portfolio will continue.

     At December 31, 2001, NIB had commitments for 249 project investment loans totalling EUR 3,121.7 million ($2,751.1 million), of which EUR 2,284.6 million ($2,013.4 million) was outstanding. No guarantee has been issued by NIB under this program.

     The table below shows the allocation of project investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2001.

Sovereign PIL	Numberof loans	Loans outstanding millions of		Total Commitments millions of
		EUR	USD	EUR	USD

Botswana	2	23.3	20.5	23.3	20.5
Cameroon	2	8.7	7.7	8.7	7.7
China	92	256.5	226.1	420.0	370.1
Colombia	3	58.7	51.7	62.2	54.8
Czech Republic	2	45.9	40.5	45.9	40.5
Egypt	1	4.8	4.2	4.8	4.2
Estonia	4	14.7	13.0	77.4	68.2
Hungary	1	—	—	22.7	20.0
India	4	103.8	91.5	103.8	91.5
Indonesia	11	192.9	170.0	215.6	190.0
Jordan	1	1.0	0.9	2.0	1.8
Latvia	22	10.8	9.5	44.7	39.4
Lithuania	10	25.8	22.7	95.0	83.7
Malaysia	1	4.1	3.6	4.1	3.6
Mauritius	4	13.9	12.2	13.9	12.2
Mexico	4	96.4	85.0	147.5	130.0
Pakistan	5	25.9	22.8	25.9	22.8
Philippines	3	54.9	48.4	54.9	48.4
Peru	1	2.8	2.5	2.8	2.5
Poland	5	166.5	146.7	224.2	197.6
Romania	1	16.8	14.8	17.2	15.2
Slovakia	1	1.8	1.6	1.8	1.6
South Africa	3	51.8	45.7	63.1	55.6
Thailand	6	181.0	159.5	202.5	178.5
Tunisia	4	57.6	50.8	60.8	53.6
Turkey	13	153.0	134.8	204.1	179.9
Venezuela	2	90.8	80.0	102.1	90.0
Vietnam	6	25.0	22.0	81.0	71.4

Sovereign lending, total	214	1,689.2	1,488.7	2,332.1	2,055.3

Non-sovereign PIL
Argentina	2	26.3	23.2	42.1	37.1
Central American Bank for Economic Integration	1	11.3	10.0	34.0	30.0
Corporacion Andina de Fomento	2	42.7	37.5	65.2	57.7
China	1	4.6	4.1	6.4	5.6
Croatia	1	18.7	16.5	29.0	25.6
Czeck Republic	3	78.5	69.2	113.1	99.7
Estonia	5	37.6	33.1	40.9	36.1
India	3	115.1	101.4	121.5	107.1
Laos	1	12.1	10.7	12.1	10.7
Latvia	3	9.6	8.5	15.2	13.4
Lithuania	1	17.3	15.2	17.3	15.2
Mexico	2	79.4	70.0	79.4	70.0
Philippines	3	61.6	54.3	61.6	54.3
Poland	2	35.1	30.9	35.1	30.9
Romania	1	28.4	25.0	28.4	25.0
Russia	1	11.5	10.1	11.5	10.1
South Africa	3	5.7	5.0	76.6	67.5
Non-sovereign PIL, total	35	595.4	524.7	789.6	695.8

PIL, total*	249	2,284.6	2,013.4	3,121.7	2,751.1

* May differ from the sum of individual figures shown elsewhere due to rounding.

Baltic Investment Loans (BIL)

     The BIL facility is part of the Baltic Investment Program (“BIP”). As the BIP-program expired at the end of 1999, new loans can no longer be granted under the facility. The BIL facility consists of loans primarily to small and medium-sized enterprises located in Estonia, Latvia and Lithuania. The purpose of the BIL facility was to contribute to the development of the private sector in the Baltic countries while also increasing economic cooperation between the Nordic and the Baltic countries. A major part of the funds from this facility was channelled through national Baltic investment banks or in cooperation with them. The authorization for the BIL facility was initially ECU 30.0 million ($26.4 million). In connection with the extension in 1996 of such facility until the end of 1999, the authorization of the facility was also increased to ECU 60.0 million ($52.9 million). Baltic investment loans are 100% guaranteed by the Member countries. At December 31, 2001, NIB had commitments amounting to EUR 28.6 million ($25.2 million) under this facility, of which EUR 27.7 million ($24.4 million) was outstanding. No guarantee has been issued under this program.

     The table below shows the allocation of BIL loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2001.

		Loans outstanding millions of		Total Commitments millions of
Baltic investment loans (BIL)	Number of loans	EUR	USD	EUR	USD

Estonia	12	13.3	11.7	14.1	12.5
Latvia	3	7.8	6.9	7.8	6.9
Lithuania	6	6.6	5.8	6.6	5.8

Total*	21	27.7	24.4	28.6	25.2

* May differ from the sum of individual figures shown elsewhere due to rounding.

Environmental Investment Loans (MIL)

     The MIL facility consists of loans and guarantees for the financing of private and public projects in the region neighbouring the Nordic countries to improve the environment and reduce cross border pollution in the Nordic region. The MIL facility was established in 1997 after formal decisions in each of the Nordic countries. The authorization for this facility is currently EUR 100.0 million

($88.1 million). It is within the powers of the Board of Directors to designate which loans and guarantees should be included in this program at any given time. In June 2002 the Nordic Council of Ministers decided to increase the amount to EUR 300.0 million ($264.4 million). The increase can enter into force when it has been approved at the national level in each Member country. This facility is 100% guaranteed by the Member countries. At December 31, 2001, NIB had commitments amounting to EUR 56.5 million ($49.8 million) under this facility, of which EUR 0.1 million ($0.1 million) was outstanding. No guarantee has been issued under this program.

     The table below shows the allocation of MIL loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2001.

Environmental investment loans (MIL)	Number of loans
Loans outstanding millions of

Total Commitments millions of

		EUR	USD	EUR	USD

Russia	3	0.1	0.1	56.5	49.8

Total	3	0.1	0.1	56.5	49.8

Other International Investment Loans

     In addition to the project investment loans facility, the Baltic investment loans facility and the environmental investment loans facility, the Bank also participates in the financing of projects outside the Nordic region under the Bank’s general loan and guarantee authorization, particularly within the member countries of the Organization for Economic Cooperation and Development (the “OECD”). Loans to the Baltic countries can be made under this authorization. No international investment loans were outstanding at December 31, 2001.

Loans Outstanding

     At December 31, 2001, 754 loans amounting to EUR 10,066.9 million ($8,871.9 million) were outstanding and three loan guarantees amounting to EUR 32.6 million ($28.7 million) had been issued.

     The following table sets forth a breakdown as per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2001.

	In millions of EUR	In millions of USD	Percentage

NORDIC LENDING
Investment Loans:
Fishing	12.5	11.0	0.2%
Mining and quarrying	127.7	112.5	1.7%
Manufacturing	3,770.7	3,323.1	48.8%	(1)
Electricity, gas and water supply	1,266.0	1,115.8	16.4%
Construction	221.8	195.5	2.9%
Wholesale and retail trade	206.5	182.0	2.7%
Hotels and restaurants	56.2	49.5	0.7%
Transport and communication	1,085.7	956.8	14.1%
Financing and insurance	586.8	517.1	7.6%
Real estate and business services	60.3	53.2	0.7%
Education	3.0	2.6	0.0%
Public management and other services	193.0	170.1	2.5%

Total*	7,590.2	6,689.2	98.3%

Regional loans (unspecified)	133.3	117.4	1.7%

Nordic lending total*	7,723.4	6,806.6	100.0%

INTERNATIONAL LENDING
Agriculture, forestry and fishing	14.1	12.4	0.6%
Mining and carrying	19.2	16.9	0.8%
Manufacturing	511.5	450.8	22.1%
Electricity, gas and water supply	909.9	801.9	39.3%
Construction	12.7	11.2	0.5%
Wholesale and retail trade	0.9	0.8	0.1%
Hotels and restaurants	32.6	28.7	1.4%
Transport and communication	574.0	505.8	24.8%
Financing and insurance	11.3	10.0	0.5%
Real estate and business services	1.7	1.5	0.1%
Education	16.9	14.9	0.7%
Public management and other services	87.9	77.5	3.9%
Loan programs (unspecified)	119.7	105.5	5.2%

International lending total	2,312.4	2,037.9	100.0%
IAS 39 Value Adjustment**	31.1	27.4

TOTAL*	10,066.9	8,871.9	100.0%

GUARANTEES
Nordic lending	32.6	28.7	100.0%
International lending	0.0	0.0	0.0%

Total	32.6	28.7	100.0%

(1)	Engineering products and metals accounted for the biggest shares, 45% and 27% respectively, of the total amount outstanding in this sector.
*	May differ from the sum of individual figures shown elsewhere due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 14.3% of total amount outstanding at year end 2001) is carried at fair value.

     At December 31, 2001, outstanding loans had fixed interest rates ranging from 1.4% per annum on a loan denominated in Japanese yen to 10.5% per annum on a loan originally denominated in Finnish markka.

     The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2001.

Amortization in:	In millions of EUR	In millions of USD

2002	1,424.2	1,255.1
2003	1,226.9	1,081.2
2004	1,061.0	935.1
2005	803.8	708.4
2006	1,257.4	1,108.2
2007 and thereafter	4,262.6	3,756.6
IAS 39 value adjustment**	31.1	27.4

Total*	10,067.0	8,872.0

*	May differ from the sum of individual figures shown elsewhere due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 14.3% of total amount outstanding at year end 2001) is carried at fair value.

     The remaining average life of loans outstanding at December 31, 2001, calculated to the next date on which the Bank has the right to reset the interest rate or currency of denomination, was 3 years and 10 months, with actual maturities from the date of first disbursement ranging from 1 to 25 years.

     Outstanding loans at December 31, 2001, were denominated in the following currencies:

Currency of Loan	Percentage of Total Loans Outstanding	(1)

U.S. dollars	44.0%
Swedish kronor	14.7%
EUR	30.7%
Danish kroner	5.7%
Norwegian kroner	3.2%
Swiss franc	0.7%
Pound sterling	0.3%
Japanese yen	0.6%
Icelandic kronur	0.1%

Total	100.0%

(1) Amounts lent in the various currencies differ from the amounts borrowed due to timing differences between the Bank’s fundings and disbursements, the effects of currency swaps entered into by the Bank and the funding of certain loans from the Bank’s paid-in capital.

     At December 31, 2001, the principal repayment protection for NIB’s outstanding loans was as follows:

Loans to or guaranteed by Member countries(1)(2)	2.8%
Loans to or guaranteed by local authorities in Member countries(2)	3.3%
Loans to or guaranteed by other countries(3)	16.8%
Loans to or guaranteed by companies owned 50 % or more by Member countries or local authorities in Member countries(2)(4)	7.6%
Loans to or guaranteed by banks	5.3%
Loans to entities other than the foregoing(5)	63.6%
Loans without security	0.6%

Total	100.0%

(1) Exclusive of the portion of loans and guarantees made under the PIL program which is directly guaranteed by the member countries up to 90% and up to a maximum of EUR 1,800 million ($1,586.3 million). Such portion is 17.8% of NIB’s total repayment protection.

(2) Of loans outstanding for projects in the Nordic countries in these categories, which together totalled approximately EUR 1,382.3 million ($ 1,218.2 million), 3.7% were to Denmark, 22.7% were to Finland, 29.4% were to Iceland, 12.4% were to Norway and 31.8% were to Sweden.
(3) Loans to or guaranteed by other countries than the Member countries are made under special lending programs.
(4) A Member country would not ordinarily be liable for the company’s debts only because it is a controlling shareholder.
(5) Such loans are supported by mortgages and other collateral (8.9%), parent company or other guarantees (23.9%) and negative pledge and other financial covenants (67.2%).

Other International Activities

     NIB, together with other MFI’s, continued its participation in the Helsinki Commission (HELCOM) Project Implementation Task Force within the framework of the Baltic Sea Environmental Program. Covered by special purpose funds set up by the Nordic countries, NIB is acting as executing agent for environmental projects in the neighbouring region of Eastern and Central Europe. Under a similar arrangement, NIB has been active in the development and implementation of the Via Baltica Transport Corridor. NIB has also, together with other MFI’s, participated in the elaboration of an Agenda 21 for the Baltic Sea Region (“BA 21”). The aim of the BA 21 is to ensure that economic growth be compatible with environmental concerns, thereby contributing to sustainable development in the region. The BA 21 was endorsed by the foreign ministers of the Council of Baltic Sea States at its meeting in June 1998.

     Under the Baltic Investment Program, the Bank was asked by the Nordic countries to administer a technical assistance fund (the “BIP TA-fund”) and an equity investment fund (the “BIP equity fund”). The BIP TA-fund comprised a total of EUR 8.2 million ($7.2 million) and was set up for the purpose of supporting the establishment and build-up of three national investment banks in the Baltic countries. The BIP equity fund in the amount of EUR 7.5 million ($6.6 million) was designated for equity investments in the national investment banks in the Baltic countries. The purpose of the funds was to strengthen Nordic support for the banks and their capital base. Through the BIP equity fund, NIB was a shareholder both in the Lithuanian Development Bank and in the Investment Bank of Latvia. During 1999 and 2000, NIB sold its shares both in the Investment Bank of Latvia and in the Lithuanian Development Bank. After the last of the shares had been sold, the Bank remitted the remaining proceeds to the Member countries and closed the accounts for both funds at June 30, 2001.

     On June 10, 1995, the Board of Directors of NIB decided to have NIB become a member of the European Investment Fund (the “EIF”) and has, in accordance with the decision taken by the General Meeting of EIF on June 20, 1995, subscribed for a portion of EUR 15.0 million ($13.2 million) of the authorized capital of the EIF. In August 2000, NIB sold EUR 10.0 million ($8.8 million) of its shareholding in the EIF to the European Investment Bank. The EIF was established in June 1994. In June 2000, EIF’s statutes were restructured and its shareholding structure was modified. Its main objective is to support the creation, growth and development of small and medium-sized enterprises. It intervenes by means of risk capital and guarantee instruments, using either its own funds or those available within the framework of mandates entrusted to it by the European Investment Bank or the European Union.

LEGAL STATUS

     Under the Novation Agreement, NIB has status as an international legal personality with full legal capacity. In particular, the Bank has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The Novation Agreement further states that NIB, as a common international financial institution, has the same status as other legal persons conducting similar operations within and outside the Nordic countries.

     The Novation Agreement also contains, among others, provisions regarding certain immunities. According to these provisions actions may be brought against the Bank only in a court of competent jurisdiction in the territory of a country in which the Bank has established an office, or has appointed an agent for the purpose of accepting service of process, or when the Bank has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if the Bank has given its express consent thereto.

     In addition, the Novation Agreement provides that property and assets of the Bank shall be immune from execution of judgement or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank shall further be immune from search, requisition, confiscation and expropriation. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

     The Novation Agreement prescribes that the premises and archives of the Bank and all documents belonging to it or held by it shall be inviolable.

     The Novation Agreement also states that NIB is exempt from payment restrictions and credit policy measures which in any manner prevent or impede the fulfilment of its commitments. NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. The Bank shall also be exempt from taxes on purchase and transfer of real estate and securities in connection with the official activities of the Bank. Borrowing and lending by the Bank and borrowing from the Bank is also exempt from all taxes and imposts of similar nature.

NORDIC INVESTMENT BANK – ADMINISTRATION

     Under the Statutes of the Bank, all powers of the Bank are vested in the Board of Directors. The Board is composed of ten members, two being appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints two alternates according to the same principles. The chairmanship and deputy chairmanship of the Board rotate every two years.

RECENTS DEVELOPMENTS

Interim Report – Unaudited Financial Statements

     The following interim report of the Bank presents certain unaudited financial information regarding NIB’s activities for the period beginning January 1, 2002 and ending August 31, 2002 and addresses recent developments affecting the Bank.

     INTERIM REPORT
JANUARY—AUGUST 2002

THE PERIOD IN BRIEF

The first signs of rising economic growth could not be discerned until the middle of the year in the Nordic countries. Internationally, the economy has begun its turnround later than expected. The economic recovery in the USA and the EU remained weak in the first eight months of the year, and definite signs of significant economic growth are not expected until the first half of 2003. Export growth continued to be weak in the Nordic countries, and it was only by summer that a weak increase in investment could be noticed. The demand for NIB’s loans has often been good during periods when the economy has been weak. Growth in the Bank’s new lending in the Nordic countries during the first eight months of 2002 was 13%. This is distinctly stronger than the rate of growth in gross investments in the Nordic countries, which remained around 0.5%.
     The Bank shows good financial and operational results for the first eight months of the year. Net interest income at period-end amounted to EUR 100 million, compared with EUR 98 million for the same period in 2001. Period profits amounted to EUR 97 million (corresponding period in 2001: EUR 83 million). Total assets amounted to EUR 14.9 billion, compared with EUR 15 billion at year-end 2001.
     Net liquidity amounted to EUR 2,287 million at end-of-period, compared with EUR 2,641 million at end-2001. Equity corresponded to EUR 1,494 million at period-end, compared with EUR 1,440 million at end-2001. The Bank paid out EUR 39 million in dividends to the Bank’s owners, the Nordic countries, from profits for the year 2001.
     During the first eight months of 2002, loans disbursed and guarantees issued amounted to EUR 937 million, compared with EUR 927 million for the same period last year. Loans outstanding amounted to EUR 9,929 million on 31 August 2002, compared with EUR 10,067 million at year-end 2001.
     NIB has continued to maintain the quality of its lending portfolio and financial counterparties at a high, stable level. During the period under review, the Bank has recorded provisions for anticipated loan losses in a total amount of EUR1.2 million, in respect of two separate transactions.
     The favourable development of the Bank’s profits for the first eight months of the year is expected to continue through year-end 2002.
     Environmental lending is one of the cornerstones of the Bank’s lending activities. This past June, the Nordic  Council of Ministers approved an increase in the Bank’s special Environmental Investment Loan facility for the neighbouring areas to the Nordic countries, from EUR 100 million to EUR 300 million. This increase is a prerequisite for the Bank’s continued active participation in the NDEP, the Northern Dimension Environmental Partnership. The NDEP’s mission is to coordinate and make efficient use of available financing for urgent environmental projects in northwestern Russia and the Kaliningrad region.

LENDING

Nordic countries
Despite the weakness in investment activities, the demand for the Bank’s Nordic lending remained at a generally satisfactory level during the first eight months of 2002, and was particularly good in Finland. The Bank entered into Nordic lending agreements in the amount of EUR 686 million (618) during the period under review. A total of EUR 716 million was disbursed under loans, which is a EUR 83 million increase compared with the same period last year.
     The currency distribution of new lending follows the same pattern as last year: the euro is the dominant lending currency, with a 62% share of disbursements during the period. The Swedish krona had a 19% share, with all the other currencies accounting for between 1% and 7% each.
     The fact that borrowers extended the repayment periods of fewer loans than expected, combined with a weak dollar, led to a decline in the stock of outstanding Nordic loans from EUR 7,748 million at year-end 2001 to EUR 7,711 million at the end of August 2002. Without taking the foreign exchange effect into consideration, outstanding loans would have increased by EUR 137 million.
     The manufacturing sector has been the largest of NIB’s borrowing sectors this year as in recent years. During the period under review, this sector accounted for 45% of disbursements, compared with 26% for the corresponding period in 2001. More than a third of disbursements were made to the pulp and paper industry to finance environmental investments or cross-border corporate acquisitions.
     Approximately one-fourth of disbursements during the first eight months of 2002 went to the energy sector. NIB has financed investments in several bio-fuelled power plants in Finland, in wind power in Denmark, as well as in expansion of power transmission networks in Denmark, Norway and Iceland.
     As in the corresponding period in 2001, almost 40% of disbursements went to cross-border investments and roughly 30% to infrastructure investments.

International lending
Demand for the Bank’s international loans was good during the first eight months of the year, but somewhat less new loans were granted compared to the same period last year. A total of EUR 369 million in new loans has been granted during the period under review: EUR 224 million for 8 separate projects, and EUR 146 million for 11 loan programmes in cooperation with financial intermediaries. During the period, NIB also approved its first guarantee under the Project Investment Loan facility, in an amount corresponding to EUR 32.4 million, for a telecommunications project in India.
     Loan disbursements, including guarantees issued, amounted to EUR 221 million (269) during the period under review. About 16% of loans disbursed went to Africa and the Middle East, 40% to Asia, 27% to Central and Eastern Europe (of which 19% to the Baltic countries), and 16% to Latin America.
     Total loan agreements entered into corresponded to the equivalent of EUR 334 million (336). Loans outstanding amounted to EUR 2,218 million, compared with EUR 2,319 million at year-end 2001. The reduction in this total is explained by the weakening of the US dollar against the euro. Excluding exchange rate effects total international loans outstanding would have increased by EUR 208 million.
     The Bank’s international loan disbursements were dominated by disbursements to infrastructure investments. Transportation and communications were the major sectors, with a 24% share, as well as the energy sector with a 15% share. The share of disbursements to the health care sector rose noticeably, amounting to 15% of loans disbursed.
     During the period under review, NIB signed a Memorandum of Understanding with the Council of Europe Development Bank (CEB). The agreement’s goal is to promote cooperation between the two institutions and facilitate the cofinancing of projects. The cooperation is expected to take place in sectors such as health care, education, environment, and the financing of small and medium-sized companies’ operations.
     The Bank also signed a Cooperation Agreement with Morocco. The agreement makes it possible for NIB to participate in financing Moroccan projects in the public as well as the private sector. NIB has signed agreements such as these with 36 countries.
     NIB signed an agreement concerning a loan programme with the Brazilian state-owned Banco Nacional de Desenvolvimento Econômico e Social – BNDES for financing projects of mutual interest for Brazil and the Nordic countries.
     Cooperation within the framework of the Bank’s loan programmes increased during the period, with the addition of programmes to finance telecommunications projects in Tunisia as well as financing of municipal investments in South Africa.
     Loans were signed for the financing of individual projects in the telecommunications sector in Thailand and in the cement industry in Egypt. The Bank also agreed to increase the amount of previous loans to a telecommunications project in Rumania and an aviation security project in Jordan.

Neighbouring regions
During the period NIB signed an agreement with the state-owned Estonian energy company for a loan designed to modernise the power plants in Narva, as well as for electrical transmission and distribution. The investments are aimed at helping significantly to reduce sulphur dioxide and carbon dioxide emissions, and to enable the power plants to comply with the EU’s emission standards. Furthermore, the first ordinary investment loan, i.e. not supported by special Nordic guarantees, to the Baltic area was signed during the period. The loan was signed with the state-owned Latvian energy company, and is aimed at financing wide-ranging investments in electrical transmission and distribution.
     In this way, the Bank has been part of creating significant investment possibilities within the state-owned Baltic power companies, particularly in Estonia and Latvia. By virtue of these loans, NIB has become the largest individual external financial source for the Baltic energy sector.
     The Bank is financing investment to develop the retail sector in Latvia. The expansion and modernisation of several shopping centres in Riga are being financed as part of an investment project that is cofinanced with the IFC. The Bank signed the loan agreement for this project during the period under review.
     In light of the fact that the three Baltic countries and Poland are increasingly being regarded as part of a broader home-market for Nordic companies, the Bank has joined the Baltic and Polish lending activities into one operating unit.

ENVIRONMENTAL LENDING

Northern Dimension Environmental Partnership
The Bank plays an active role in the Northern Dimension Environmental Partnership (NDEP), a partnership that aims at coordinating and making effective the financing of urgent environmental projects with cross-border effects in the Northern Dimension Area. This area initially has been designated as northwestern Russia and the Kaliningrad region.
     NDEP consists of a Steering Group and a Fund. Its operations are led by the Steering Group, which prioritises projects and chooses a lead bank for each individual project. The EBRD, EIB, NIB, the World Bank, the EU Commission, and Russia are permanent members of the Steering Group. NIB held the Steering Group’s chairmanship during the Partnership’s first year of operations, up until July 2002.
     The first pledging conference for the Environmental Partnership was held in Brussels in July, with representatives of potential contributors participating. NDEP’s support fund, which is created to solicit grant funds, was activated with the receipt of pledges at the conference of EUR 110 million in grant funds for its work with both environmental and nuclear waste problems. Additional contributions were conditionally pledged. The funds can be used to finance NDEP projects in combination with long-term loans from the international financial institutions and with local funds.
     The Steering Group for NDEP has chosen 12 prioritised projects in Russia. One of the projects that will be carried out under NIB’s leadership is the southwestern wastewater treatment plant in St. Petersburg. NIB has granted a loan amounting to EUR 42 million to the project, the total cost of which will be some EUR 190 million.

Increase in environmental lending ceiling
In June the Nordic Council of Ministers approved an increase in the Bank’s Environmental Investment Loan facility for the neighbouring areas (MIL) from EUR 100 million to EUR 300 million. The increase can enter into force when the proposal has been approved at the national level in the member countries. At the end of August, the Bank’s commitments under MIL amounted to EUR 93.4 million.
     One of the most important projects within the MIL facility is the modernisation of the nickel smelter plant in Pechenga on the Kola peninsula. During the period under review, disbursement of grant funds for this project was begun, and construction work has commenced.
     In order to sharpen the focus on the work of environmental projects in northwestern Russia, the Bank has set up an internal project organisation for these projects within the Northern Dimension framework.

FINANCIAL OPERATIONS

During the year’s first eight months, 66 (35) borrowing transactions were carried out in 10 (7) different currencies, in an amount corresponding to EUR 1,679 million (1,889). Repayment of borrowings previously entered into corresponded to EUR 1,329 million (1,167). Total borrowing against certificates amounted to EUR 12,307 million at period-end, compared with EUR 12,298 million at year-end 2001.
     The Japanese yen has been the Bank’s most important borrowing currency up until now in the year 2002. The Bank has issued bonds denominated in Japanese yen corresponding to EUR 663 million, distributed among 47 transactions, which corresponds to 40% of total borrowing. A large part of the transactions consisted of borrowings aimed at private Japanese investors, so-called Uridashi transactions.
     During the first eight months of the year, the Bank has carried out 8 US dollar borrowing transactions for a total amount of USD 263 million, which corresponds to 17% of the period’s borrowing. The new Taiwanese dollar, the Hong Kong dollar, and the euro have constituted the most important other borrowing currencies during the period. NIB also carried out a borrowing transaction in Icelandic kronur with a public bond issue. This was NIB’s first bond issue on the domestic Icelandic market.
     NIB entered into interest rate swap contracts during the period for a nominal value of EUR 674 million (518). The interest rate swap contracts amounted to a nominal value of EUR 5,539 million (5,430) as of the end of August 2002. NIB signed foreign exchange swap contracts in a value of EUR 1,987 million (3,015). Such contracts amounted to a nominal value at end-August 2002 of EUR 10,266 million (10,542) in amounts owed to the Bank, and EUR 10,515 million (10,935) in amounts owed by the Bank.

Helsinki, October 2002

Profit and loss account (EUR 1 000)
		Jan.-Aug. 2002	Jan.-Aug. 2001	Jan.-Dec. 2001
Interest income		354,759	505,596	713,756
Interest expense		–254,907	–407,939	–566,866

Net interest income		99,853	97,657	146,890
Fee and commission income		3,264	2,639	5,306
Fee and commission expense		–891	–717	–1,011
Net profit on financial operations		7,500	4,700	5,356
Foreign exchange profit/loss		11	–118	–57

Operating income		109,737	104,161	156,483
Expenses
General administrative expenses		13,141	12,343	18,395
Depreciation and write-down in value
of tangible and intangible assets		1,580	3,563	4,259
Provision for possible loan losses, reversals (–)		1,092	447	390

Total expenses		15,813	16,353	23,044
Profit before value adjustments		93,924	87,808	133,439
Value adjustments according to IAS 39		2,997	–4,755	–2,719

Profit for the period		96,921	83,053	130,720

Balance sheet (EUR 1 000)
		31 Aug. 2002	31 Aug. 2001	31 Dec. 2001
Assets
Cash and balances with banks		6,535	5,773	7,630
Placements and debt securities
Placements with credit institutions		862,876	1,435,287	1,103,652
Debt securities		2,672,977	3,074,436	2,614,037

		3,535,853	4,509,723	3,717,689
Loans outstanding
Loans outstanding		9,882,218	9,428,205	10,035,869
Value adjustments according to IAS 39		46,958	32,184	31,113

		9,929,176	9,460,389	10,066,982
Intangible assets		1,725	1,335	1,294
Tangible assets		35,335	36,394	36,137
Other assets
Swap receivables		373,472	400,975	395,990
Value adjustments according to IAS 39		658,694	482,496	443,707
Other assets		10,040	11,273	12,645

		1,042,206	894,744	852,342
Accrued interest and fees receivable		341,592	336,866	341,579

Total assets		14,892,423	15,245,225	15,023,653
Liabilities and equity
Liabilities
Amounts owed to credit institutions		308,577	264,166	254,356
Debts evidenced by certificates
Debt securities in issue		11,164,415	11,655,757	11,355,831
Other debt		300,817	303,728	260,123
Value adjustments according to IAS 39		842,083	718,259	681,749

		12,307,314	12,677,744	12,297,703
Other liabilities
Swap payables		617,632	806,248	931,985
Value adjustments according to IAS 39		–143,904	–211,412	–214,199
Other liabilities		5,755	9,702	4,571

		479,482	604,538	722,357
Accrued interest and fees payable		303,123	304,007	308,774

Total liabilities		13,398,496	13,850,455	13,583,189
Equity
Authorised and subscribed capital	4,000,000
of which callable capital	–3,595,740

Paid-in capital	404,260	404,260	404,260	404,260
Statutory reserve		553,952	529,432	553,952
Credit risk reserve		327,000	276,000	327,000
Loan loss reserve (PIL)		98,200	84,000	98,200
HIPC initiative reserve		4,000	2,000	4,000
Appropriation to dividend payment		–	–	39,000
Unappropriated profit for the period		96,921	83,053	–
Other value adjustments according to IAS 39		9,594	16,025	14,051

Total equity		1,493,927	1,394,770	1,440,463

Total liabilities and equity		14,892,423	15,245,225	15,023,653
Guarantee commitments		32,283	32,844	32,572

The Nordic Investment Bank’s accounts are kept in euro. On 30 August 2002, EUR 1.00 = DKK 7.43 / ISK 86.42 / NOK 7.38 / SEK 9.17 / USD 0.98. The Bank’s Financial Statements are prepared in accordance with the International Accounting Standards (IAS). The accounting principles and calculation methods used in this Interim report are consistent with those used in the Annual report for the year 2001.

Finansieringsanalys / Statement of cash flows (beloppen i / amounts in EUR 1 000)
	Jan.-Aug. 2002	Jan.-Aug. 2001	Jan.-Dec. 2001
Kassaflöde från rörelsen / Cash flows from operating activities	89 813	107 619	160 470
Investeringar / Investing activities	35 671	–252 793	–876 660
Finansiering / Financing activities	–479 265	653 245	444 225

Förändring i likvida medel / Change in cash and cash equivalents	–353 781	508 072	–271 965

Likvida medel vid periodens början / Cash and cash equivalents at beginning of period	2 641 036	2 913 001	2 913 001
Likvida medel vid periodens slut / Cash and cash equivalents at end of period	2 287 255	3 421 073	2 641 036

Förändringar i eget kapital / Changes in equity (beloppen i EUR milj. / amounts in EUR million)
	Jan.-Aug. 2002	Jan.-Aug. 2001	Jan.-Dec. 2001
Eget kapital vid periodens början / Equity at 1 Jan.	1 440	1 348	1 348

Inbetalat grundkapital / Paid-in capital	–	10	10
Reservfond / Statutory reserve	–	–	25
Reservering för kreditrisker / Credit risk reserve	–	–	51
Reservering för kreditrisker PIL / Loan loss reserve (PIL)	–	–	14
Reservering för HIPC-initiativet / HIPC initiative reserve	–	–	2
Utbetalning av utdelning / Dividend payment	–39	–39	–39
Reservering för utdelning / Appropriation to dividend payment	–-	–	39
Övriga värdejusteringar enligt IAS 39 / Other value adjustments according to IAS 39	–4	–7	–9
Odisponerat periodöverskott / Unappropriated profit for the period	97	83	–

Summa förändringar i eget kapital / Changes in equity, total	54	47	93

Eget kapital vid periodens slut / Equity at end of period	1 494	1 395	1 440

Nyckeltal (EUR milj.) / Key figures (EUR million)
	Jan.-Aug. 2002	Jan.-Aug. 2001	Jan.-Dec. 2001
Räntenetto / Net interest income	100	98	147
Överskott / Profit	97	83	131
Utbetalade lån och ställda garantier / Loans disbursed and guarantees issued	937	927	1 686
Avtalade lån / New loan agreements	1 020	953	1 795
Nyupplåning / New debt issues	1 679	1 889	2 099
Överskott/genomsnittligt eget kapital / Profit/average equity (%)	9.9	9.1	9.5

	31 Aug. 2002	31 Aug. 2001	31 Dec. 2001
Eget kapital / Equity	1 494	1 395	1 440
Eget kapital/balansomslutning / Equity/total assets (%)	10.0	9.1	9.6
Eget kapital+garantikapital/balansomslutning (%) / Equity+callable capital/total assets (%)	34.2	32.7	33.5

Nordiska Investeringsbanken Fabiansgatan 34, PB 249, FIN-00171 Helsingfors, Finland Telefon +358 9 18001, telefax +358 9 1800 210, www.nib.int	Nordic Investment Bank Fabianinkatu 34, P.O. Box 249, FIN-00171 Helsinki, Finland Telephone +358 9 18001, telefax +358 9 1800 210, www.nib.int

Nordic Loans Outstanding By Sector

     As of August 31, 2002, NIB’s Nordic loans outstanding were composed of loans to the following sectors: Manufacturing (49% of Nordic loans outstanding), Energy (17%), Transport and communication (13%), Trade and other services (10%), Bank and Finance (8%), Regional loans (1%) and Other (2%). With the Manufacturing sector the loans were divided into the following subsectors: Engineering products (25%), Pulp and paper (24%), Metals (16%), Chemical products (13%), Food products (12%), Goods from minerals (7%) and Other (3%).

International Loans Outstanding By Sector and Region

     As of August 31, 2002, NIB’s international loans outstanding were composed of loans to the following sectors: Energy (39% of international loans outstanding), Transport and communication (26%), Manufacturing (20%), Trade and other services (9%) and Other (6%).

     The geographical distribution of international loans outstanding by amount as of August 2002 was as follows: Africa (EUR 211 million), China (EUR 227 million), Other Asian Countries (EUR 660 million), Latin America (EUR 362 million), Middle East (EUR 150 million), Central and Eastern Europe (EUR 176 million), Baltic countries and Poland (EUR 414 million) and Russia (EUR 10 million). Within Other Asian countries, the loans were distributed as follows:
India (EUR 181 million), Indonesia (EUR 163 million), Thailand (EUR 156 million), and the Philippines (EUR 103 million). Within Latin America, the loans were distributed as follows: Mexico (EUR 158 million), Venezuela (EUR 81 million), Colombia (EUR 52 million) and Argentina (EUR 22 million).

The following individuals are the Directors and Alternate Directors of NIB:

Directors
Denmark	Ib Katznelson	Deputy Secretary, Ministry of Economic and Business Affairs
	Lars Kolte	Managing Director, Export Credit Fund

Finland	Bo Göran Eriksson	Director General, Ministry of Trade and Industry
	Seppo Suokko	Deputy Director General, Ministry of Finance

Iceland	Bolli Thor Bollason	Director General, Ministry of Finance
Deputy Chairman of the Board

	Thorsteinn Ólafsson	Director, Deputy Chairman of Bunadarbanki Islands

Norway	Arild Sundberg	Director General, National Insurance Administration
	Eli Telhaug	Director General, Ministry of Finance

Sweden	Sven Hegelund	Under-Secretary of State, Ministry of Finance
Chairman of the Board

	Bo Marking	Director

Alternate Directors
Denmark	Hans Denkov	Assistant Director, Danmarks Nationalbank
	William Friis- Møller	Ambassador

Finland	Tytti Noras	Legal Counsellor, Ministry of Finance
	Risto Paaermaa	Deputy Director General, Ministry of Trade and Industry

Iceland	Steingrimur A. Arason	Director General, The Government Student Loan Fund
	Páll Magnússon	Assistant to the Minister, Ministry of Trade and Industry

Norway	Peter Reine	Assistant Director General, Ministry of Finance
	Kari Gjesteby	Acting National Librarian, National Library of Norway

Sweden	Jan Landahl	Deputy Auditor General, The Swedish National Audit Office
	Lena Rooth	Manager, International Financial Services, Swedish Trade Council

     The business address for each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FIN-00171 Helsinki, Finland.

     Under the Statutes, The Board of Directors may delegate its powers to the President, who is appointed by the Board and who participates in its meetings. The Statutes provide, however, that the President may not be a member or alternate of the Board. The President may be appointed by the

Board of Directors for renewable terms of not more than five years each. The current senior management of NIB and their positions are:

Name	Position

Jón Sigurðsson	President
Carl Löwenhielm	Executive Vice President, Nordic Lending
Erkki Karmila	Executive Vice President, International Lending
Bo Heide-Ottosen	Executive Vice President, Chief Financial Officer and Treasurer
Siv Hellén	Senior Vice President and General Counsel
Oddvar Sten Rønsen	Senior Vice President, Appraisal
Juha Kotajoki	Senior Vice President, Risk Management

     A Control Committee has the responsibility for ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Nordic Council of Ministers. The Control Committee is composed of ten members, serving renewable terms of up to two years, one appointed from each Member country by the Nordic Council of Ministers and five appointed by the Nordic Council.

     The current members of the Control Committee of the Bank are:

Denmark	Gitte Seeberg	Member of Parliament
	Per Kaalund	Member of Parliament

Finland	Markku Markkula	Member of Parliament
	Riitta Prusti	Member of Parliament

Iceland	Gudmundur Snorrason	Authorized Public Accountant
	Ísólfur Gylfi Pálmason	Member of Parliament

Norway	Bjarne Mørk-Eidem	Auditor General
Chairman of the Control Committee
	Trond Helleland	Member of Parliament

Sweden	Bill Fransson	Managing Director
	Elver Jonsson	Member of Parliament

     At December 31, 2001 the Bank had 137 employees.